UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                 March 20, 2019

  By E-Mail
  Alison W. Miller, Esq.
  Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
  150 West Flagler Street
  Suite 2200
  Miami, Florida 33130

           Re:     Bluegreen Vacations Corporation
                   Schedule 13E-3
                   Filed on March 5, 2018 by BBX Capital Corporation,
Woodbridge
                             Holdings Corporation and BXG Acquisition
Corporation
                   File No. 005-38205

  Dear Ms. Miller:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  Schedule 13E-3

  1. Please provide us your detailed legal analysis explaining why the subject company is not also a filing person in this Schedule 13E-3.

  Background of the Merger, page 8

  2. We note on page 20 that Twinberry Partners held discussions with management of the company. Please revise this section to describe such discussions. We may have further comment.

  Purposes, Alternatives, Reasons and Effects of the Merger, page 10

  3. Please revise the last bullet point on page 11 to quantify the costs associated with being a public company.
 Alison W. Miller, Esq.
Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
March 20, 2019
Page 2


Fairness of the Merger, page 16

4. Your inclusion of the Filing Persons as filing persons in the Schedule 13E-3 indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-
       3. Thus, please revise your disclosure currently stating that the Filing Persons "may be deemed" affiliates of the company, to remove doubt from this conclusion.

5. We note your definition of "Unaffiliated Shareholders" is based on the affiliation of shareholders with the filing persons and that currently the company is not a filing person.
       Note that the fairness determination is required to be made as to security holders unaffiliated with the subject company, not solely the filing persons. Please revise as necessary.

6. With a view toward revised disclosure, please tell us whether Twinberry Partners provided a fairness opinion to any filing person.

7. We note that the Filing Persons considered the Twinberry Partners' financial analyses.
       Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release
       No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Filing Persons adopted Twinberry Partners' analyses as their own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

8. We note on page C-5 of the Turnberry Partners report that in arriving at a range of values for the company's shares in the Market Approach Turnberry Partners used a range of multiples from 1.6x to 7.8x, which are at the lower end of the multiples determined based on the comparable transactions shown on the report. Please explain here why Turnberry selected these multiples and describe in the section captioned "Fairness of the Merger"
       whether any Filing Person considered this in making its fairness determination.

9. Similarly, we note on page C-6 that the preliminary equity value based on the
       TEV/EBITDA was $964 million but that it was rounded to $935 million in determining the equity value range. Please explain here why Turnberry rounded down this value by almost $30 million and describe in the section captioned "Fairness of the Merger"
       whether any Filing Person considered this in making its fairness determination.

Reports, Opinions, Appraisals and Negotiations, page 19

10.    Disclose the Management Projections.

11. Please revise this section to disclose the data underlying the results described in each analysis prepared by Twinberry Partners and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company's projected results
 Alison W. Miller, Esq.
Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
March 20, 2019
Page 3

       and the discount rate that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), and (ii) the financial metrics used in the Market
       Transaction and Select Public Company analyses.

Item 3. Identity and Background of Filing Persons, page 24

12. Please tell us why you need to qualify your disclosure in this section "to the knowledge of the Filing Persons." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Item 10. Sources of Funds, page 30

13. We note your reference to BBX Capital's cash on hand "or otherwise available to it."
       Please tell us whether this references funds to be obtained from a financing source and, if so, provide the disclosure required by Item 1007(d) of Regulation M-A.

Item 13. Financial Statements, page 31

14.    Please update this section.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions